Exhibit 99.1

TJGC Group Limited Announces the Change of Authorised Share Composition and Share Redesignations

HONG KONG, Aug. 11, 2026 (GLOBE NEWSWIRE) -- On August 7, 2026, TJGC Group Limited (the “Company”) held the an adjourned extraordinary general meeting of the Company, at which a change of the composition of the authorised shares of the Company was approved by the shareholders, whereby the composition of the maximum number of shares the Company is authorised to issue be changed from an unlimited number of Shares with no par value each divided into six classes of shares, comprising (i) Ordinary shares of no par value, (ii) Class A preferred shares of no par value, (iii) Class B preferred shares of no par value, (iv) Class C preferred shares of no par value, (v) Class D preferred shares of no par value, and (vi) Class E preferred shares of no par value to an unlimited number of Shares with no par value each divided into seven classes of shares, comprising (i) Class A ordinary shares of no par value (the “Class A Ordinary Shares”), (ii) Class B ordinary shares of no par value (the “Class B Ordinary Shares”), (iii) Class A preferred shares of no par value, (iv) Class B preferred shares of no par value, (v) Class C preferred shares of no par value, (vi) Class D preferred shares of no par value, and (vii) Class E preferred shares of no par value (the “Change of Authorised Share Composition”).

Subject to and contemporaneously upon the Change of Authorised Share Composition taking effect, (i) 476,667 issued ordinary shares of no par value registered in the name of Wei Jinchan be re-designated as 476,667 issued Class B Ordinary Shares, credited as fully paid, with all rights, restrictions and privileges as set out in the ARM&A (the “ARM&A”); and (ii) the remaining 9,623,356 issued ordinary share of no par value registered in be re-designated as issued Class A Ordinary Shares, credited as fully paid with all rights, restrictions and privileges as set out in the ARM&A (the “Share Redesignations”).

The Change of Authorised Share Composition and Share Redesignations shall be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on August 12, 2026, whereupon the Ordinary Shares will continue trading under the symbol “TJGC”.

About TJGC Group Limited

TJGC Group Limited, through its subsidiary, Ctrl Media Limited provides integrated marketing and advertising services in Hong Kong. The company offers services to mobile game developers, principally developers of mobile gaming applications that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. It also uses digital media, such as online social media platforms, websites, and search engines over the Internet to broadcast the advertising campaigns. In addition, the company undertakes contracts with YouTuber, KOL, and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms; offers physical media, including podium platforms with transportation terminals and public venues to broadcast advertising campaigns; and assists clients to plan and prepare their exhibition booths in the animation-comic-game and other offline marketing events. The company was formerly known as Ctrl Group Limited and change its name to TJGC Group Limited in November 2025. TJGC Group Limited was incorporated in 2022 and is based in Hung Hom, Hong Kong.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,”“believe,”“continue,”“could,”“estimate,”“expect,”“intend,”“may,”“plan,”“potential,”“predict,”“project,”“should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and TJGC specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Investor Relations

Ctrl Media Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com